UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Big 5 Sporting Goods Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

08915P101
(CUSIP Number)

Stadium Capital Management, LLC
199 Elm Street
New Canaan, CT 06840-5321
(203) 972-8235
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 08915P101	13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Stadium Capital Management GP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☒	(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
-0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER
2,513,220 shares
	(9)	SOLE DISPOSITIVE POWER
-0- shares
	(10)	SHARED DISPOSITIVE POWER
2,513,220 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,220 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 08915P101	13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Stadium Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☒	(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
-0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER
2,513,220 shares
	(9)	SOLE DISPOSITIVE POWER
-0- shares
	(10)	SHARED DISPOSITIVE POWER
2,513,220 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,220 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
(14)	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 08915P101	13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Alexander M. Seaver
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☒	(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	(7)	SOLE VOTING POWER
-0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER
2,513,220 shares
	(9)	SOLE DISPOSITIVE POWER
-0- shares
	(10)	SHARED DISPOSITIVE POWER
2,513,220 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,220 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 08915P101	13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Bradley R. Kent
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☒	(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	(7)	SOLE VOTING POWER
-0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER
2,513,220 shares
	(9)	SOLE DISPOSITIVE POWER
-0- shares
	(10)	SHARED DISPOSITIVE POWER
2,513,220 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,220 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 08915P101	13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Stadium Capital Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☐	(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California

	(7)	SOLE VOTING POWER
-0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER
2,286,447 shares
	(9)	SOLE DISPOSITIVE POWER
-0- shares
	(10)	SHARED DISPOSITIVE POWER
2,286,447 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,286,447 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 08915P101	13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Stadium Capital Qualified Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☐	(b) ☐

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions)

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	(7)	SOLE VOTING POWER
-0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER
226,773 shares
	(9)	SOLE DISPOSITIVE POWER
-0- shares
	(10)	SHARED DISPOSITIVE POWER
226,773 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,773 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
(14)	TYPE OF REPORTING PERSON (see instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Big 5 Sporting Goods Corp. (the “Issuer”). The principal executive office of the Issuer is located at 2525 E. El Segundo Boulevard, El Segundo, CA 90245.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Stadium Capital Management, LLC (“SCM”); Stadium Capital Management GP, L.P. (“SCMGP”); Alexander M. Seaver (“Seaver”); Bradley R. Kent (“Kent”); Stadium Capital Partners, L.P. (“SCP”); Stadium Capital Qualified Partners, L.P. (“SQP”) (collectively, the “Filers”).
SCP and SQP are filing this statement jointly with the other Filers, but not as member of a group and expressly disclaim membership in a group.

(b)	The business address of the Filers is 199 Elm Street, New Canaan, CT 06840-5321

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCM is an investment adviser and the general partner of SCMGP. Seaver and Kent are the managers of SCM. SCP and SQP are investment limited partnerships, of which SCMGP is the general partner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
SCM	Funds Under Management(1)	$25,410,447
SCP	Working Capital	$23,335,660
SQP	Working Capital	$2,074,787

(1)	Includes funds of SCP investors in the Stock.

Item 4. Purpose of Transaction

The Filers purchased shares of Stock for investment purposes.

The Filers are engaged in the investment advisory business. In pursuing this business, the Filers will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

Depending on their evaluation of various factors, including those indicated above, the Filers may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Stock now owned or hereafter acquired by any of them. In addition, the Filers may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or otherwise pledge their interests in the Stock as a means of obtaining liquidity. The Filers may from time to time cause any of Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P. (the “Stadium Capital Funds”) to distribute in kind to their respective investors shares Stock owned by such Stadium Capital Funds. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Issuer. Further, the Filers reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors (the “Board”) and the stockholders of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

As previously disclosed, in 2011 SCM began discussions with the management of the Issuer regarding board composition, and specifically about having an SCM representative join the Board. On October 25, 2011, the Board appointed the Filers’ designee, Dominic P. DeMarco, to the Board.

On December 18, 2014, SCM submitted a stockholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to the Issuer for inclusion in the Issuer’s proxy statement for its 2015 Annual Meeting of Stockholders. The text of the stockholder proposal is attached as Exhibit B and incorporated herein by reference. The stockholder proposal urges the Board to take all necessary steps to eliminate the classification of the Board and to require that all directors be elected on an annual basis instead of once every three years.

On December 18, 2014, SCM also submitted a letter to the Board outlining some of its concerns with the Issuer’s corporate governance practices. The letter notes that Mr. DeMarco previously suggested that the Issuer (i) repeal the classification of the Board; (ii) adopt majority voting in director elections; and (iii) eliminate the supermajority vote requirements in its charter and bylaws. The letter further states that SCM (i) is submitting the stockholder proposal described above; and (ii) invites its fellow stockholders to submit their own Rule 14a-8 stockholder proposals to the Issuer prior to the deadline of January 1, 2015. A copy of the letter is attached as Exhibit C and incorporated herein by reference.

On January 21, 2015, Mr. DeMarco submitted a letter to the Chairman of the Board outlining his concerns with the Board’s decision on January 19, 2015, to (i) create a special committee that has the full authority to take “all actions” and make all decisions that the “full Board would be empowered to take or make”; and (ii) exclude Mr. DeMarco, and Mr. DeMarco alone, from this “Super Committee”. The letter asserts that the formation of such a committee is premised upon an alleged conflict of interest between SCM and other non-management stockholders that is non-existent. It further states that the Board ignored the potential conflicts of other directors, and deliberately crafted the committee in an overly broad manner to effectively exclude Mr. DeMarco from all Board business. The letter also notes that the stockholders of the Issuer must soon determine how to best respond to the Board’s actions and that non-management stockholders have tolerated negative stockholder returns, poor governance and limited accountability at the Issuer for far too long. A copy of the letter is attached as Exhibit D and incorporated herein by reference.

Except as set forth in this Statement, the Filers do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page. The percentage on the cover pages relating to beneficial ownership of the Stock is based on 22,173,745 shares of Stock outstanding as of October 22, 2014, as reported in the Form 10-Q for the quarterly period ended September 28, 2014 of the Issuer.

Except as set forth in Schedule A, none of the Filers has effected any transactions in the Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, SCM (or SCMGP) is entitled to fees based on assets under management and realized and unrealized gains.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.*
B	Stockholder Proposal sent to the Issuer pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.*
C	Letter to the Board of Directors, dated December 18, 2014.*
D	Letter from Dominic P. DeMarco to the Chairman of the Board of Directors, dated January 21, 2015.

____________________________

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2015

STADIUM CAPITAL MANAGEMENT, LLC

	By:	/s/ Alexander M. Seaver
Name: Alexander M. Seaver
Title: Manager

STADIUM CAPITAL PARTNERS, L.P.

	By:	Stadium Capital Management, GP, L.P.
General Partner

	By:	Stadium Capital Management, LLC
General Partner

	By:	/s/ Alexander M. Seaver
Name: Alexander M. Seaver
Title: Manager

STADIUM CAPITAL MANAGEMENT GP, L.P.

	By:	Stadium Capital Management, LLC
General Partner

	By:	/s/ Alexander M. Seaver
Name: Alexander M. Seaver
Title: Manager

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.

	By:	Stadium Capital Management GP, L.P.
General Partner

	By:	Stadium Capital Management, LLC
General Partner

	By:	/s/ Alexander M. Seaver
Name: Alexander M. Seaver
Title: Manager

/s/ Bradley R. Kent
Bradley R. Kent

/s/ Alexander M. Seaver
Alexander M. Seaver

SCHEDULE A

TRANSACTIONS BY THE FILERS IN THE PAST 60 DAYS

No transactions.

EXHIBIT INDEX

Exhibit No.	Description
A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.*
B	Stockholder Proposal sent to the Issuer pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.*
C	Letter to the Board of Directors, dated December 18, 2014.*
D	Letter from Dominic P. DeMarco to the Chairman of the Board of Directors, dated January 21, 2015.

____________________________

* Previously filed.

EXHIBIT D

LETTER TO THE CHAIRMAN OF THE BOARD OF DIRECTORS FROM DOMINIC P. DEMARCO